August 2, 2010

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Kyle Moffatt, Accountant Branch Chief
U.S. Securities & Exchange Commission
100 F. Street, N.E.
Washington, D. C. 20549

Re: Artfest International, Inc. Filing Responses

Dear Ms. Jacobson:

Please accept the following as an additional response to our letter to you dated May 17, 2010 and in regards to your letters dated May 4, 2010 for which you requested certain amendments to be made pursuant to your original letter dated February 17, 2010 and additional information requested on our most recently filed Form 10-K for the fiscal year ended December 31, 2009.

Please be advised that Artfest International, Inc. (“Artfest”) has filed its amended 10-K for the fiscal year ended December 31, 2009 on July 16, 2010. Additionally, we have made the necessary changes to the 10-K for the fiscal year ended December 31, 2008 and each of the 10-Q’s for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 as requested in your letter dated February 17, 2010.

Though these changes have been made internally by the Company, they are still in the process of being reviewed and finalized with our counsel and auditor for final adjustments, if any, and are working diligently with them to have ready to be filed by August 13, 2010.

We are truly grateful for the assistance you have provided us in this regard. Please do not hesitate to contact me via e-mail at email at evakser@artfestinternational.com or by phone at (940) 206-8674 if you should have any questions or comments. Thank you again for all of your assistance.

Sincerely,

Edward Vakser
Chairman & CEO
Artfest International, Inc.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS